May 14, 2015

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:  Karina V. Dorin

RE:	Royale Energy, Inc.
Registration Statement on Form S-3
Filed April 2, 2015
File No. 333-203229

Dear Mr. Schwall and Ms. Dorin:

Today Royale Energy filed Pre-Effective Amendment No. 3 to its Form S-3 containing an updated list of documents incorporated by reference on page 19 of the preliminary prospectus, including the Company’s Form 10-Q for the quarter ended March 31, 2015, and filing updated consents from the Company’s auditors and engineers.

On behalf of Royale Energy, Inc., I confirm that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and declaration f effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall
May 14, 2015

_________________________

We trust that this information fully responds to your comments.  Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Stephen M. Hosmer
Co-President, Co-Chief Executive Officer
and Chief Financial Officer